U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]   Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b)


FORM 4

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Elliott Associates, L.P.
     712 Fifth Avenue
     New York, New York 10019

2.   Issuer Name and Ticker Trading Symbol

     ACTV, Inc. (IATV)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for (Month/Year)

     1/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer (Check all applicable)

     [ ] Director
     [ ] Officer (give title below)
     [ ] Chairman
     [x] 10% Owner
     [ ] Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

     [x] Form filed by one Reporting Person
     [ ] Form filed by more than one Reporting Person


(Page 1 of 4)
Table I    Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.   Title of Security (Instr. 3)

     (a) - (h)    Common Stock, par value $0.10

2.   Transaction Date (Month/Day/Year)

     (a)   1/12/99
     (b)   1/14/99
     (c)   1/15/99
     (d)   1/19/99
     (e)   1/20/99
     (f)   1/25/99
     (g)   1/26/99
     (h)   1/29/99

3.   Transaction Code (Inst. 8)

     Code  (a) - (h)   S
     V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (a)   Amount               8,000
        (A) or (D)        D
        Price             $4.3828

     (b)   Amount               38,000
        (A) or (D)        D
        Price             $4.7985

     (c)   Amount               16,700
        (A) or (D)        D
        Price             $5.1893

     (d)   Amount               23,200
        (A) or (D)        D
        Price             $5.4832

     (e)   Amount               91,500
        (A) or (D)        D
        Price             $6.0646

     (f)   Amount               10,500
        (A) or (D)        D
        Price             $6.0149

     (g)   Amount               20,500
        (A) or (D)        D
        Price             $6.0213

     (h)   Amount               4,000
        (A) or (D)        D
        Price             $6.1250

(Page 2 of 4)
5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3
     and 4)

        294,689 shares of Common Stock

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

        (a) - (h)      D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)

        N/A


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


(Page 3 of 4)
Table II  -  Derivative Securities Acquired, Disposed of, or
Beneficially
Owned (e.g. puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)

2.   Conversion or Exercisable Price of Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code (Instr. 8)

     Code
     V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (A)
     (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable
     Expiration Date

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

     Title
     Amount or Number of Shares

8.   Price of Derivative Security (Inst. 5)

9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

        ELLIOTT ASSOCIATES, L.P.


        By: /s/ Paul E. Singer                     February 10, 1999
            Paul E. Singer, General Partner

            **Signature of Reporting Person              Date


(Page 4 of 4)